UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008 Commission File Number: 000-31557

CIBT Education Group Inc. (Translation of registrant’s name into English)

Suite 1200, 777 West Broadway Vancouver, British Columbia, Canada V5Z 4J7 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

On February 18, 2008, CIBT Education Group Inc. (the “Company”) issued a press release announcing that the Company’s President and CEO, Toby Chu, will be presenting as a panel speaker at the 10th Annual Education Industry Investment Forum organized by the Institute for International Research, taking place March 3-5, 2008 in Phoenix, Arizona. A copy of the press release is attached as Exhibit 99.1 hereto.

EXHIBITS
Number	Description of Exhibit

99.1	Press Release dated February 18, 2008 – CIBT to Present at 10th Annual Education Industry Investment Forum in Phoenix, Arizona

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: February 19, 2008	By: /s/ Toby Chu
Toby Chu
President and Chief Executive Officer